UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2002

OR

☐ TRANSITIONAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______ to _____

Commission file number 1-1169

THE VOLUNTARY INVESTMENT PENSION PLAN FOR
HOURLY EMPLOYEES OF THE TIMKEN COMPANY
(Full title of the plan)

THE TIMKEN COMPANY, 1835 Dueber Avenue, S.W., Canton, Ohio 44706
(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office)

AUDITED FINANCIAL STATEMENTS AND SCHEDULE

Voluntary Investment Pension Plan for
Hourly Employees of The Timken Company

December 31, 2002 and 2001 and Year ended December 31, 2002
with Report of Independent Auditors

Voluntary Investment Pension Plan for Hourly Employees of The Timken Company

Audited Financial Statements and Schedule

December 31, 2002 and 2001 and
Year ended December 31, 2002

Contents

Report of Independent Auditors

The Timken Company, Administrator of the
Voluntary Investment Pension Plan for
Hourly Employees of The Timken Company

We have audited the accompanying statements of assets available for benefits of the Voluntary Investment Pension Plan for Hourly Employees of The Timken Company as of December 31, 2002 and 2001, and the related statement of changes in assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

ERNST & YOUNG LLP

Canton, Ohio
June 20, 2003

Voluntary Investment Pension Plan for
Hourly Employees of The Timken Company

Statements of Assets Available for Benefits

	December 31	
	2002	**2001**
Assets		
Investments, at fair value	**$ 83,757,139**	$ 89,030,308
Receivables:		
Contribution receivable from participants	**395,723**	321,332
Accrued income	**16,926**	21,459
Total receivables	**412,649**	342,791
Assets available for benefits	**$ 84,169,788**	$ 89,373,099

See accompanying notes.

Voluntary Investment Pension Plan for Hourly Employees of The Timken Company

Statement of Changes in Assets Available for Benefits

Year ended December 31, 2002

Additions	
Interest and dividends	**$ 1,063,106**
Contributions from participants	**7,329,422**
Total additions	**8,392,528**
Deductions	
Benefits paid directly to participants	**6,170,525**
Net depreciation in fair value of investments	**7,312,430**
Total deductions	**13,482,955**
Net decrease prior to transfers	**(5,090,427)**
Transfers between plans	**(112,884)**
Net decrease	**(5,203,311)**
Assets available for benefits:	
Beginning of year	**89,373,099**
End of year	**$ 84,169,788**

See accompanying notes.

Voluntary Investment Pension Plan for
Hourly Employees of The Timken Company

Notes to Financial Statements

December 31, 2002 and 2001 and
Year ended December 31, 2002

1. Description of the Plan

The following description of the Voluntary Investment Pension Plan for Hourly Employees of The Timken Company (the Plan) provides only general information. Participants should refer to the *2000 401(k) Agreement Between The Timken Company and the United Steelworkers of America, AFL-CIO,* for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all employees of The Timken Company (the Company and Plan Administrator) who are represented by the United Steelworkers of America (USWA). Employees of the Company become eligible to participate in the Plan beginning the first month following completion of a 120 working day probationary period, provided that health care benefits have become effective. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute up to 18% of gross earnings, as defined in the Plan, subject to IRS limitations). Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. No Company contributions are provided under the Plan. Upon enrollment, a participant must direct his or her contribution in 5% increments to any of the Plan's fund options. Participants have access to their account information and the ability to make account transfers and contribution changes an unlimited number of times through an automated telecommunication system and through the Internet.

1. Description of the Plan (continued)

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of Plan earnings, and is charged administrative expenses, as appropriate. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting

Participants vest immediately in their contributions plus actual earnings thereon.

Participant Notes Receivable

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan terms generally cannot exceed four years. The loans are secured by the balance in the participant's account and bear interest at an interest rate of one percent in excess of the prime rate, as published the first business day of each month in the Wall Street Journal. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

On termination of service, a participant may leave his or her assets in the Plan until age 70 ½, receive a lump-sum amount equal to the balance of his or her account, or elect to receive staggered installments over a fixed period of time.

1. Description of the Plan (continued)

Transfers Between Plans

Participants who change job positions within the Company and, as a result, are covered under a different defined contribution plan offered by the Company may transfer his or her account balance between plans.

Plan Termination

The Plan shall continue in full force and effect until January 1, 2006, and for yearly periods thereafter unless either the Company or the USWA shall notify the other party in writing within 60 days before the termination date of the 401(k) Agreement that they desire to terminate the agreement. The Plan may generally be amended by mutual consent of the Company and the USWA. In the event of Plan termination, the Trustee shall distribute to each participant the amount standing to his or her credit in his or her separate account.

Plan Amendment

Effective January 1, 2002, the Plan was amended to segregate the Timken Company Common Stock Fund into two components – a newly created Employee Stock Ownership Plan, or ESOP, and a Timken Stock Fund. The ESOP contained all shares held in the Timken Company Common Stock Fund at December 31, 2001. Beginning January 1, 2002, participant contributions are made to the Timken Stock Fund. At the end of each plan year, all contributions, reinvested dividends and any market gains or losses in the Timken Stock Fund are then transferred into the Timken ESOP. Participants may elect to have their dividends in the Timken ESOP distributed to them in cash rather than automatically reinvested in Timken common shares.

2. Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. American Express Trust Company (the Trustee) maintains a collective investment trust of Timken common shares in which the Company's defined contribution plans participate on a unit basis. Timken common shares are traded on a national securities exchange and participation units in the Timken Company Common Stock Fund are valued at the last reported sales price on the last business day of the year. The valuation per unit of the Timken Company Common Stock Fund was $10.73 and $9.11 at December 31, 2002 and 2001, respectively.

The participation units owned by the Plan in the Trustee collective trust funds and mutual funds are valued at quoted market prices which represent the net asset values of shares held by the Plan at year end. The participant notes receivable are valued at their outstanding balances, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

During 2002, the Plan's investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

	Net Appreciation (Depreciation) In Fair Value of Investments
Timken common shares	**$ 3,505,464**
Mutual funds	**(1,124,433)**
Collective trust funds	**(9,693,461)**
	$ (7,312,430)

Investments that represent 5% or more of fair value of the Plan's net assets are as follows:

	2002	2001
Timken Company Common Stock Fund	**$ 18,859,180**	$ 17,242,032
American Express Trust U. S. Government Securities Fund I	**14,709,613**	12,721,437
American Express Trust Bond Fund	**7,867,863**	5,584,356
American Express Trust Equity Index Base Fund	**30,978,686**	42,231,105

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated April 23, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

5. Related Party Transactions

The following is a summary of transactions in Timken common shares for the year ended December 31, 2002:

	Shares	Dollars
Purchased	348,740	**$ 6,751,943**
Issued to participants for payment of benefits	12,877	**254,718**
Dividends received		**495,868**

Benefits paid to participants include payments made in Timken common shares valued at quoted market prices at the date of distribution.

Certain legal and accounting fees and certain administrative expenses relating to the maintenance of participant records are paid by the Company. Fees paid during the year for services rendered by parties-in-interest were based on customary and reasonable rates for such services.

Voluntary Investment Pension Plan for
Hourly Employees of The Timken Company

EIN: 34-0577130 Plan Number: 019

Schedule H, Line 4(i)—Schedule of Assets
(Held at End of Year)

December 31, 2002

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
Timken Company Common Stock Fund*	1,757,612 units	$ 18,859,180
AXP New Dimensions Fund*	186,724 units	3,598,173
Templeton Foreign Fund	117,611 units	977,348
American Express Trust Company*:		
U.S. Government Securities Fund I	14,709,613 units	14,709,613
Bond Fund	110,308 units	7,867,863
Short-Term Horizon (25:75) Fund	11,092 units	195,322
Medium-Term Horizon (50:50) Fund	55,760 units	1,115,136
Long-Term Horizon (80:20) Fund	5,083 units	95,334
Small Cap Equity Index Fund II	133,064 units	1,516,532
Equity Index Base Fund	1,146,849 units	30,978,686
Participant notes receivable at interest rates ranging from 5.75% to 10.50%*	3,843,952 units	3,843,952
Total investments		$ 83,757,139

*Indicates party-in-interest to the Plan.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE VOLUNTARY INVESTMENT PENSION PLAN FOR HOURLY EMPLOYEES OF THE TIMKEN COMPANY

Date: June 26, 2003

By: 
Scott A. Scherff
Corporate Secretary and Assistant General Counsel

EXHIBIT INDEX

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
23	Consent of Ernst & Young LLP
99	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 23

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-52866) pertaining to the Voluntary Investment Pension Plan for Hourly Employees of The Timken Company of our report dated June 20, 2003, with respect to the financial statements and schedule of the Voluntary Investment Pension Plan for Hourly Employees of The Timken Company included in this Annual Report (Form 11-K) for the year ended December 31, 2002.

Ernst & Young LLP

ERNST & YOUNG LLP

Canton, Ohio
June 20, 2003

EXHIBIT 99

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350

In connection with the Annual Report of the Voluntary Investment Program for Hourly Employees of The Voluntary Investment Pension Plan for Hourly Employees of The Timken Company, (the "Plan") on Form 11-K for the period ended December 31, 2002 as filed with the Securities and Exchange Commission (the "SEC") on the date hereof (the "Report"), the undersigned certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to his knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan as of the dates and for the periods expressed in the Report.

This certification is provided solely pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, and shall not be deemed to be a part of the Report or "filed" for any purpose whatsoever.

Date: June 26, 2003



Glenn A. Eisenberg
Executive Vice President-Finance and Administration
of The Timken Company
(Principal Executive Officer and Principal Financial Officer)